UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2018

Kemper Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-18298

DE	95-4255452
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

One East Wacker Drive, Chicago, IL 60601

(Address of principal executive offices, including zip code)

312-661-4600

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 8, 2018 (the “Effective Date”), Kemper Corporation (“Kemper”) executed a Second Amended and Restated Credit Agreement (the “Amended and Restated Credit Agreement”), by and among Kemper, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and syndication agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as syndication agents. J.P. Morgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Wells Fargo Securities, LLC served as joint bookrunners and joint lead arrangers. The Amended and Restated Credit Agreement, a $300 million, five-year revolving credit facility and a $250 million, two year delayed-draw term loan facility, is an amendment and restatement of Kemper’s existing $225 million five-year credit facility that was effective June 2, 2015 and set to expire on June 2, 2020 (the “Original Agreement”). The final maturity date of the revolving credit facility under the Amended and Restated Credit Agreement is June 8, 2023. The latest final maturity date of the delayed-draw term loan facility under the Amended and Restated Credit Agreement is December 5, 2020; provided that such final maturity date could be accelerated to an earlier date depending on when the term loans are borrowed and when the Infinity Acquisition (as defined in the Amended and Restated Credit Agreement) is consummated. The consummation of the Infinity Acquisition remains subject to the fulfillment or waiver of certain closing conditions, including receipt of regulatory clearances and approvals.

The Amended and Restated Credit Agreement includes an accordion provision under which Kemper may request increases to expand the revolving credit facility and/or delayed-draw term loan facility, by up to an aggregate shared maximum amount of $100 million during the term of either the revolving credit facility or delayed-draw term loan facility. Proceeds under the Amended and Restated Credit Agreement can be used for general corporate purposes, including to fund a portion of the cash consideration to be paid in connection with the Infinity Acquisition. On the Effective Date, no borrowings were outstanding under the Original Agreement or the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement contains covenants generally consistent with those in the Original Agreement, with revisions to several covenants, and various other provisions, including the following changes (capitalized terms used below are defined in the Amended and Restated Credit Agreement):

•	Addition of a $250 million, two year delayed-draw term loan facility;

•	Added acquired debt to permitted subsidiary indebtedness and expanded subsidiary debt capacity to 12.5% of consolidated net worth from $100 million;

•	Cross default threshold for defaults in other material indebtedness was increased to $150 million from $100 million and the default threshold for judgments was increased to $150 million from $100 million;

•	Permitted indebtedness owed pursuant to Federal Home Loan Bank borrowings, to the extent used solely to provide operating leverage in connection with the Company’s collateralized investment borrowings, is now unlimited and, to the extent such borrowings are used otherwise, is limited to a cap of $500 million; and

•	Availability of borrowings under the revolving credit facility that are denominated in Euro, Pound Sterling or Canadian Dollars is no longer limited to a cap of $30 million.

Some of the lenders under the Amended and Restated Credit Agreement and their respective affiliates have various relationships with Kemper to provide commercial banking, trust services, investment banking, underwriting and other financial services, for which they have and will receive customary fees and expenses.

The foregoing description of the Amended and Restated Credit Agreement is a summary and is qualified in its entirety by reference to the complete terms of the Amended and Restated Credit Agreement, which is incorporated herein by reference to Exhibit 10.1 of this Report on Form 8-K. Capitalized terms not defined herein shall have the meanings set forth in the Amended and Restated Credit Agreement. Representations and warranties made by and between the parties to the Amended and Restated Credit Agreement are intended solely for the benefit of the parties thereto; accordingly, investors should not rely upon such representations and warranties.

On June 12, 2018, Kemper issued a press release announcing the execution of the Amended and Restated Credit Agreement. A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 2.03.    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained above under “Item 1.01, Entry into a Material Definitive Agreement” is hereby incorporated by reference.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit

10.1	Amended and Restated Credit Agreement, dated as of June 8, 2018

99.1	Press Release of Kemper Corporation, dated June 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Richard Roeske
Richard Roeske
Vice President and Chief Accounting Officer

Date: June 12, 2018